Mail Stop 3561

August 6, 2009

Mr. Jeff J. Kaminski
Chief Financial Officer
26555 Northwestern Highway
Southfield, Michigan 48033

> **Re:** **Federal-Mogul Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 24, 2009**
> **File No. 001-34029**

Dear Mr. Kaminski:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Management's Discussion & Analysis

Results of Operations, page 40
– Reporting Segment Results 2008 versus 2007, page 42

1. We note that you discuss results of operations by segment in terms of sales and gross margin. Please revise this section in future filings to discuss and analyze net sales and cost of sales (rather than margins) separately for each segment. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate.

2. We note from your disclosures in Note 22 to the Financial Statements that management evaluates segment performance principally on an Operational EBITDA basis. Please consider revising your MD&A section in future filings to include a discussion of the results of operations of each segment using this performance measure. See Question 19 of the Staff's *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures* issued June 13, 2003.

Notes to the Financial Statements

General

3. We note from your disclosure on page 21 of the Form 10-K that Mr. Carl C. Icahn, indirectly controls approximately 75% of the voting power of the Company's capital stock and has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. In future filings, please revise the notes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

4. We note from your disclosures in your Proxy Statement filed on Schedule 14A, that you have identified several related party transactions. Please revise the notes to the financial statements in future filings to disclose the nature and terms of all material related party transactions. See paragraph 2 of SFAS No. 57.

Note 3. Fresh-Start Reporting, page 74

5. We note from your statements of operations that you recognized a $760.7 million gain on the discharge of liabilities for the year ended December 31, 2007. Please explain to us and revise future filings to disclose how the gain was calculated or determined. Your response and revised disclosure should show the nature and amount of consideration given in exchange for the discharge of the liabilities and the newly reorganized capital structure.

6. We note from the statements of operations that you recorded a $956 million gain on fresh-start accounting adjustments for the year ended December 31, 2007. Please provide us details as to how that gain was calculated or determined.

7. Please provide us with, and revise the notes to the reorganized consolidated balance sheet in future filings to include an allocation of the total reorganization value to the net assets of the business. This allocation of reorganization value should clearly show how the amount of goodwill was calculated or determined.

8. We note from the disclosure on page 75 that your reorganization value is $4,369 million and was based on financial projections using various valuation methods, including (1) a comparison of your project performance to the market values of comparable companies, (2) a review and analysis of several recent transactions of companies in similar industries and (3) a calculation of the present value of future cash flows based on your projections. With regard to your determination of reorganization value, please tell us and revise the notes to your financial statements to include disclosure of the following matters:

    *   the significant assumptions used in your discounted cash flow analysis including expected changes in cash flows from those indicated by your current operations, number of years for which cash flows were projected, discount rates and other significant assumptions used in your analysis, including how any terminal value was calculated or determined. Refer to the disclosure requirements outlined in paragraph 39 of SOP 90-7.

    *   the results of the valuation based on multiples of peer group companies and a discussion of how the results of this analysis were combined or blended with the results of the discounted cash flow analysis to arrive at the total enterprise value of $4,369 million.

    We may have further comment upon receipt of your response and our review of your revised disclosures.

Footnote (a)

9. We note that footnote (a) reflects adjustments to several assets and liabilities for reasons such as the discharge of liabilities subject to compromise, payments and accruals required as part of the discharge of liabilities, transfer to US Asbestos Trust of collection rights, current portion of note receivable from US Asbestos Trust, etc. Please describe for us in greater detail, and revise your disclosure in future filings to include the journal entries along with the purpose for each material adjustment. For example, please tell us the amounts and related line items that were adjusted for the payments and accruals required as part of the discharge of liabilities subject to compromise. Refer to the illustrative notes in paragraph B-4 of SOP 90-7.

10. Please explain to us how the adjustments to the additional paid-in capital of $2,070.6 million for settlement of liabilities subject to compromise and ($2,151.4) million for fresh-start accounting were determined. Your response should provide the nature of each component of the adjustments.

Note 4. Restructuring, page 77

11. We note that you have restructuring activities related to the closure of facilities and relocation of production, consolidation of administrative functions and standardization of manufacturing processes. In addition to disclosing the amounts by reportable segment, please revise future filings to disclose for each major <u>type of cost</u> associated with the activity (for example, one-time termination benefits, contract termination costs, and other associated costs):
    - The total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date
    - A reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) therefore.

    See paragraph 20(d) of SFAS No. 146.

Note 10. Goodwill and Other Intangible Assets, page 88

12. We note from your disclosure in Note 10 that the customer relationships intangible assets have been assigned useful lives between 1 and 16 years. Please tell us why you believe that 16 years is an appropriate useful life for customer relationships given the deterioration in the US Automotive industry and numerous U.S. suppliers that have filed for bankruptcy in the recent past. Also, as part of your response, please provide us with the aggregate weighted average useful life of your customer relationship intangible assets and tell us how much of the intangible asset is assigned a 16 year useful life.

13. Please provide us details of, and revise future filings to provide a reconciliation of the changes in the balance of goodwill from December 31, 2007 to December 31, 2008. Your response and revised disclosure should show separate amounts related to impairment, foreign exchange rate changes, revised valuations from fresh-start accounting, etc. Refer to paragraph 45(c) of SFAS No. 142.

Note 19. Capital Stock, page 105

14. We note your disclosure that on February 25, 2008 Thornwood Associates Limited Partnership exercised the two options held by it to purchase all of the shares of Class B Common Stock from the US Asbestos Trust for aggregate consideration of $900 million and the shares of Class B Common Stock

automatically converted into shares of Class A Common Stock. Please explain to us whether there was any accounting effect on the books of the company in regard to this stock option exercise. As part of your response please tell us how the cash consideration paid to the Asbestos Trust was accounted for by the Company.

Note 20. Stock-Based Compensation, page 106

15. We note your disclosure that in February 2008 you amended and then cancelled the Initial CEO Stock Option Agreement and entered into a New CEO Stock Option Agreement. Please tell us if any expense was recognized for the new stock options under SFAS No. 123R at the time of the new agreement. Also, please tell us how the issuance of these new options resulted in $16 million in income that was recognized during 2008.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(248) 354-7727